Exhibit 99.1

Wix Reports First Quarter 2021 Results

●	Strong start to the year with revenue and collections growth exceeding expectations
o	Q1’21 Revenue of $304 million, up 41% y/y
o	Q1’21 Collections of $351 million, up 41% y/y

●	Continued strong demand across all types of users and online commerce businesses drove accelerating growth and cohort monetization
o
Increased conversion of users to subscriptions and increased collections per subscription drove record Q1 2021 user cohort collections of $36.5 million, 32% higher than the Q1 2020 user cohort in its first quarter

o	Creative Subscriptions Revenue and Collections were both up 28% y/y, accelerating sequentially and over the year ago quarter
o	Creative Subscriptions ARR increased to $926 million as of the end of Q1 2021, up 25% y/y, accelerating for the fifth consecutive quarter

●	The nature of our horizontal platform led to increases in the adoption of business applications and higher GPV across a diverse base of users
o	As expected, our horizontal online commerce platform has benefitted, and will continue to benefit, as global economies reopen
o	Business Solutions Revenue and Collections up 97% y/y and 107% y/y, respectively
o	Growth driven by strong performance of Wix Payments

●	Raising guidance for the full year and introducing Q2 guidance to reflect an acceleration in growth over a groundbreaking year

NEW YORK, May 12, 2021 -- Wix.com Ltd. (Nasdaq: WIX) today reported financial results for the first quarter ended March 31, 2021 exceeding the high end of its guidance ranges for revenue and collections. In addition, the Company provided its initial outlook for the second quarter and updated its outlook for the full year of 2021. Please visit the Wix investor relations website at https://investors.wix.com/ to view the Q1’21 Shareholder Update.

“Three months ago I stated my belief that Wix is becoming the main engine of the internet, and that in the next 5-7 years, 50% of anything new built on the internet will be done on Wix. We are starting off 2021 in a very strong position and are making strides in achieving these goals. Wix is taking a leading role in facilitating the global shift online and changing the way web presences are built,” said Avishai Abrahami, Co-founder and CEO of Wix. “We strive to be a horizontal platform that offers the best solution for any type of user and any type of business to not only create but also grow and succeed online. Many types of businesses are relying on Wix today, and we expect that our diversified approach to online commerce will benefit Wix as global economies reopen.”

Lior Shemesh, CFO of Wix, added, “Our first quarter 2021 results build on the growth we experienced in 2020 and serve as evidence of the positive returns we are generating from our investments in product development, marketing and support. These investments have driven an increase in conversion and collections per subscription, illustrated by the strength of the collections from the Q1 2021 user cohort, which were 32% higher than the Q1 2020 user cohort generated in its first quarter. We now expect that future collections from existing cohorts will be approximately $14.2 billion over the next 10 years. We are raising our full year guidance to reflect the conviction we have in our position as the best platform for any type or user and any type of business to move online.”

Q1 2021 Financial Results

●	Total revenue in the first quarter of 2021 was $304.1 million, up 41% y/y
o	Creative Subscriptions revenue in the first quarter of 2021 was $226.4 million, up 28% y/y
o	Business Solutions revenue in the first quarter of 2021 was $77.7 million, up 97% y/y

●	Creative Subscriptions ARR as of the end of Q1 2021 was $926.1 million, up 25% y/y

●	Total collections in the first quarter of 2021 were $351.1 million, up 41% y/y
o	Creative Subscriptions collections in the first quarter of 2021 were $268.1 million, up 28% y/y
o	Business Solutions collections in the first quarter of 2021 were $83.1 million, up 107% y/y

●	Total gross margin on a GAAP basis in the first quarter of 2021 was 62%
o	Creative Subscriptions gross margin on a GAAP basis was 75%
o	Business Solutions gross margin on a GAAP basis was 23%

●	Total non-GAAP gross margin in the first quarter of 2021 was 63%
o	Creative Subscriptions gross margin on a non-GAAP basis was 77%
o	Business Solutions gross margin on a non-GAAP basis was 24%

●	GAAP net loss in the first quarter of 2021 was $(121.8) million, or $(2.16) per share

●	Non-GAAP net loss in the first quarter of 2021 was $(30.2) million, or $(0.54) per share

●	Net cash provided by operating activities for the first quarter of 2021 was $18.5 million, while capital expenditures totaled $3.8 million, leading to free cash flow of $14.6 million

o	Excluding the capex investment associated with our new headquarters office build out, free cash flow would have been $15.5 million

Financial Outlook

Following the strong start to 2021, we are excited about the remainder of the year ahead. As the need for an online presence continues while businesses increasingly require online commerce capabilities, we believe our growth will continue throughout the year.

As countries continue to administer vaccines to their populations and economies reopen and improve, we believe our horizontal platform positions us for growth. Our online commerce platform encompasses businesses of all types -- over 40% of Gross Payments Volume (GPV) in Q1 was from non-retail store businesses like restaurants, fitness, beauty and events. As these businesses begin to capture more consumer spending, subscriptions and GPV on Wix will continue to grow.

Considering these factors, our initial Q2 2021 outlook as well as our revised full year 2021 outlook reflects sustained growth and momentum from the expansion we experienced in 2020, underscoring the continued strong demand for our solutions as well as positive returns from investments in product development, support and marketing.

We are introducing second quarter 2021 guidance as follows:

	Q2 2021 Outlook	Y/Y growth
Revenue	$308 - 312 million	30 - 32%
Collections	$342 - 352 million	29 - 32%

We are updating our full year 2021 guidance as follows:

	Updated FY 2021 Outlook	Y/Y growth	Prior FY 2021 Outlook
Revenue	$1,280 - 1,290 million	29 - 30%	$1,272 - 1,286 million
Collections	$1,440 - 1,460 million	31 - 32%	$1,435 - 1,455 million
Free Cash Flow (excluding capex for future Wix HQ office build out)	$92 - 102 million	NM	$90 - 100 million
Free Cash Flow	$62 - 72 million	NM	$60 - 70 million

●
Our free cash flow guidance is inclusive of approximately $60 million in incremental investments we plan in 2021 to address the significant opportunities ahead of us. Specifically, our investments are focused on the continued expansion of Customer Care, advancing the evolution of our payments platform, building infrastructure to scale and globalize the Wix POS and growing our Account Management team

Conference Call and Webcast Information

Wix will host a conference call to discuss the results at 8:30 a.m. ET on Wednesday, May 12, 2021. To participate on the live call, analysts and investors should dial +1-877-667-0467 (US/ Canada), +1-346- 354-0953 (International) or 1-809-315-362 (Israel) and reference Conference ID 3484525. A telephonic replay of the call will be available through May 19, 2021 at 11:30 a.m. ET by dialing +1-855-859-2056 and providing Conference ID 3484525.

Wix will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the Company’s website at https://investors.wix.com/.

About Wix.com Ltd.

Wix is leading the way with a cloud-based website development platform for over 200 million registered users worldwide today. The Wix website builder was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, Wix empowers millions of businesses, organizations, artists, and individuals to take their businesses, brands and workflow online. The Wix Editor, Wix ADI, Editor X, a curated App Market, Ascend by Wix, Wix Payments and Velo by Wix enable users to build and manage a fully integrated and dynamic digital presence. Wix's headquarters are in Tel Aviv with offices in Austin, Be'er Sheva, Berlin, Cedar Rapids, Denver, Dnipro, Dublin, Kiev, Los Angeles, Miami, New York, Phoenix, San Francisco, São Paulo, Tokyo and Vilnius.

Visit us: on our blog, Facebook, Twitter, Instagram, LinkedIn and Pinterest
Download: Wix App is available for free on Google Play and in the App Store
For more about Wix please visit our Press Room

Non-GAAP Financial Measures and Key Operating Metrics

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S.  GAAP,  Wix  uses  the  following  non-GAAP  financial   measures:   collections,   cumulative   cohort collections, collections  on  a  constant  currency  basis,  revenue  on  a  constant  currency  basis,  non-GAAP  gross  margin,  non-GAAP  operating  income (loss),  non-GAAP  net   income (loss),  non-GAAP  net  income (loss)  per  share,  free  cash  flow, free cash flow, as adjusted, free cash flow margins, non-GAAP R&D expenses, non-GAAP S&M expenses, non-GAAP G&A expenses, non-GAAP operating expenses, non-GAAP cost of revenue expense, non-GAAP financial expense, non-GAAP tax expense (collectively the "Non-GAAP financial measures"). Measures presented on a constant currency or FX neutral basis have been adjusted to exclude the effect of y/y changes in foreign currency exchange rate fluctuations. Collections is a non-GAAP financial measure calculated by adding the change in deferred revenues for a particular period to revenues for the same period. Collections include cash receipts for premium subscriptions purchased by registered users as well as cash we collect for payments and additional products and services, as well as payments due to us under the terms of contractual agreements for which we may have not yet received payment. Cash receipts for premium subscriptions are deferred and recognized as revenues over the terms of the subscriptions. Cash receipts for payments and majority of the additional products and services are recognised as revenues upon receipt. Committed payments are recognised as revenue as we fulfil our obligation under the terms of the contractual agreement.  Non-GAAP  gross  margin  represents gross profit calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization, divided  by  revenue.  Non-GAAP operating income (loss) represents operating income (loss) calculated in accordance with GAAP as adjusted for the impact of  share-based  compensation  expense,  amortization,  acquisition-related  expenses  and  sales tax expense  accrual and other G&A expenses (income). Non-GAAP  net  income (loss) represents  net  loss  calculated  in  accordance  with  GAAP as adjusted for the impact of share-based compensation expense, amortization, sales tax expense accrual and other G&A expenses (income), amortization of  debt  discount  and  debt  issuance  costs  and  acquisition-related  expenses  and non-operating foreign exchange expenses (income). Non-GAAP net income (loss) per share represents non-GAAP net income (loss) divided by the weighted average number of shares used in computing GAAP loss per share. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures. Free cash flow, as adjusted, represents free cash flow further adjusted to exclude capital expenditures associated with our new headquarters. Free cash flow margins represent free cash flow divided by revenue. Non-GAAP cost of revenue represents cost of revenue calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP R&D expenses represent R&D expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP S&M expenses represent S&M expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP G&A expenses represent G&A expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP operating expenses represent operating expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP financial expense represents financial expense calculated in accordance with GAAP as adjusted for unrealized gains of equity investments, amortization of debt discount and debt issuance costs and non-operating foreign exchange expenses. Non-GAAP tax expense represents tax expense calculated in accordance with GAAP as adjusted for provisions for income tax effects related to non-GAAP adjustments.

The presentation of this financial  information  is  not  intended  to  be considered in isolation or as a substitute for, or superior to, the financial information  prepared  and  presented  in  accordance  with  GAAP.  The  Company uses these non-GAAP financial measures for financial and operational decision  making  and  as  a means to  evaluate  period-to-period  comparisons.  The  Company  believes  that  these  measures  provide  useful information about operating results, enhance  the overall understanding of past financial performance  and  future  prospects,  and  allow  for  greater  transparency with respect to key metrics used by management in its financial and operational decision making.

For more information on the  non-GAAP  financial  measures,  please  see  the reconciliation tables provided below. The accompanying tables have more details on the GAAP financial measures  that  are  most  directly  comparable  to  non-GAAP  financial  measures  and  the  related reconciliations between these financial measures. The Company is unable to provide reconciliations of free cash flow, free cash flow, as adjusted, cumulative cohort collections, non-GAAP gross margin, and non-GAAP tax expense to their most directly comparable GAAP financial measures on a forward-looking basis without unreasonable effort because items that impact those GAAP financial measures are out of the Company's control and/or cannot be reasonably predicted.  Such information may have a significant, and potentially unpredictable, impact on our future financial results.

Wix also uses Creative Subscriptions Annualized Recurring Revenue (ARR) as a key operating metric. Creative Subscriptions ARR is calculated as Creative Subscriptions Monthly Recurring Revenue (MRR) multiplied by 12. Creative Subscriptions MRR is calculated as the total of (i) all active Creative Subscriptions in effect on the last day of the period, multiplied by the monthly revenue of such Creative Subscriptions, other than domain registrations; (ii) the average revenue per month from domain registrations; (iii) monthly revenue from partnership agreements.

Forward-Looking Statements

This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, collections and free cash flow, and may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this document, including the annual and quarterly guidance, are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our ability to attract and retain registered users and generate new premium subscriptions; our ability to increase the revenue we derive from the sale of premium subscriptions and business solutions through our partners; our expectation that new products and developments, including third-party products offered within our platform, will receive customer acceptance and satisfaction, including the growth in market adoption of our online commerce solutions; our assumption that historical user behavior can be extrapolated to predict future user behavior; our prediction of the future revenues generated by our user cohorts and our ability to maintain and increase such revenue growth; our ability to maintain and enhance our brand and reputation; our ability to attract and retain qualified employees and key personnel; our ability to enter into new markets and attract new customer demographics, including new partners; our expectation that our products created for markets outside of North America will continue to generate growth in those markets; the impact of fluctuations in foreign currency exchange rates on our business; our ability to effectively execute our initiatives to scale and improve our user support function through our Customer Care team, and thereby increase user retention, user engagement and sales; the integration and performance of acquisitions; risks relating to the repurchase of our ordinary shares and/or Convertible Notes pursuant to our repurchase plan; our ability to successfully localize our products, including by making our product, support and communication channels available in additional languages and to expand our payment infrastructure to transact in additional local currencies and accept additional payment methods; our ability to effectively manage the growth of our infrastructure; the impact on our business and operations of the COVID-19 pandemic, including uncertainty relating to expected consumer dynamics after the COVID-19 pandemic subsides and the anticipated GPV on our platform, the effectiveness of government policies, vaccine administration rates and other factors; changes to technologies used in our solutions; any regulatory investigations or litigation; our expectations regarding changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues; changes in the global, national, regional or local economic, business, competitive, market, and regulatory landscape, including as a result of COVID-19; our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and other factors discussed under the heading “Risk Factors” in the Company’s 2020 annual report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2021. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Investor Relations:
Maggie O’Donnell
ir@wix.com

Media Relations:
pr@wix.com

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended
	March 31,
	2020	2021
	(unaudited)
Revenue
Creative Subscriptions	$176,546	$226,436
Business Solutions	39,441	77,676
	215,987	304,112

Cost of Revenue
Creative Subscriptions	35,390	55,746
Business Solutions	26,680	60,086
	62,070	115,832

Gross Profit	153,917	188,280

Operating expenses:
Research and development	70,716	95,086
Selling and marketing	96,156	144,455
General and administrative	25,436	34,394
Total operating expenses	192,308	273,935
Operating loss	(38,391)	(85,655)
Financial income (expenses), net	1,145	(28,013)
Other income	31	65
Loss before taxes on income	(37,215)	(113,603)
Taxes on income	1,938	8,149
Net loss	$(39,153)	$(121,752)

Basic and diluted net loss per share	$(0.76)	$(2.16)
Basic and diluted weighted-average shares used to compute net loss per share	51,838,314	56,280,561

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	Period ended
	December 31,	March 31,
	2020	2021
Assets	(audited)	(unaudited)
Current Assets:
Cash and cash equivalents	$168,858	$415,843
Short term deposits	577,138	439,123
Restricted cash and deposit	925	1,512
Marketable securities	289,927	269,260
Trade receivables	23,670	29,915
Prepaid expenses and other current assets	40,666	75,853
Total current assets	1,101,184	1,231,506

Long Term Assets:
Property and equipment, net	35,863	37,281
Marketable securities	536,877	463,550
Prepaid expenses and other long-term assets	87,680	118,898
Intangible assets and goodwill, net	43,516	49,070
Operating lease right-of-use assets	88,406	84,904
Total long-term assets	792,342	753,703

Total assets	$1,893,526	$1,985,209

Liabilities and Shareholder's Equity
Current Liabilities:
Trade payables	$79,881	$77,781
Employees and payroll accruals	70,814	103,692
Deferred revenues	373,521	412,368
Accrued expenses and other current liabilities	70,429	85,348
Operating lease liabilities	22,336	22,140
Total current liabilities	616,981	701,329

Long term deferred revenues	50,867	59,059
Long term deferred tax liability	15,343	22,382
Convertible notes, net	834,440	919,084
Long term operating lease liabilities	74,187	69,527
Total long term liabilities	974,837	1,070,052

Total liabilities	1,591,818	1,771,381

Shareholders' Equity
Ordinary shares	107	110
Additional paid-in capital	862,134	851,065
Accumulated ther comprehensive income	9,406	817
Accumulated deficit	(569,939)	(638,164)
Total shareholders' equity	301,708	213,828

Total liabilities and shareholders' equity	$1,893,526	$1,985,209

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended
	March 31,
	2020	2021
	(unaudited)
OPERATING ACTIVITIES:
Net loss	$(39,153)	$(121,752)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3,572	3,432
Amortization	566	599
Share based compensation expenses	30,718	46,631
Amortization of debt discount and debt issuance costs	5,433	62,345
Decrease in accrued interest and exchange rate on short term and long term deposits	47	15
Amortization of premium and discount and accrued interest on marketable securities, net	279	2,323
Deferred income taxes, net	(1,666)	7,351
Changes in operating lease right-of-use assets	4,288	4,681
Changes in operating lease liabilities	(5,229)	(6,035)
Decrease (increase) in trade receivables	148	(6,176)
Increase in prepaid expenses and other current and long-term assets	(14,674)	(73,916)
Increase (decrease) in trade payables	8,802	(3,262)
Increase in employees and payroll accruals	12,109	40,554
Increase in short term and long term deferred revenues	32,871	46,997
Increase in accrued expenses and other current liabilities	6,916	14,701
Net cash provided by operating activities	45,027	18,488
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	17,000	138,015
Investment in short-term deposits and restricted deposits	(89,000)	(602)
Investment in marketable securities	(129,301)	-
Proceeds from marketable securities	89,255	90,097
Purchase of property and equipment	(4,943)	(3,720)
Capitalization of software development costs	(132)	(129)
Investment in other long-term assets	(5,000)	-
Payment for Businesses acquired, net of acquired cash	(6,626)	(5,586)
Purchases of investments in privately held companies	(100)	-
Net cash used in investing activities	(128,847)	218,075
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	6,975	10,422
Net cash provided by financing activities	6,975	10,422
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(76,845)	246,985
CASH AND CASH EQUIVALENTS—Beginning of period	268,103	168,858
CASH AND CASH EQUIVALENTS—End of period	$191,258	$415,843

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended
	March 31,
	2020	2021
	(unaudited)
Creative Subscriptions	176,546	226,436
Business Solutions	39,441	77,676
Total Revenue	$215,987	$304,112

Creative Subscriptions	208,797	268,059
Business Solutions	40,061	83,050
Total Collections	$248,858	$351,109

Free Cash Flow	$39,952	$14,639
Free Cash Flow, excluding capex related to future Wix HQ office build-out	$40,435	$15,474
Creative Subscriptions ARR	$739,457	$926,103

Wix.com Ltd.
RECONCILIATION OF REVENUES TO COLLECTIONS
(In thousands)

	Three Months Ended
	March 31,
	2020	2021
	(unaudited)
Revenues	$215,987	$304,112
Change in deferred revenues	32,871	46,997
Collections	$248,858	$351,109

	Three Months Ended
	March 31,
	2020	2021
	(unaudited)
Creative Subscriptions Revenue	$176,546	$226,436
Change in deferred revenues	32,251	41,623
Creative Subscriptions Collections	$208,797	$268,059

	Three Months Ended
	March 31,
	2020	2021
	(unaudited)
Business Solutions Revenue	$39,441	$77,676
Change in deferred revenues	620	5,374
Business Solutions Collections	$40,061	$83,050

Wix.com Ltd.
RECONCILIATION OF COHORT COLLECTIONS
(In millions)

	Three Months Ended
	March 31
	2020	2021

Q1 Cohort revenues	8	4
Q1 Change in deferred revenues	20	32
Q1 Cohort collections	$28	$36

Wix.com Ltd.
TOTAL ADJUSTMENTS GAAP TO NON-GAAP
(In thousands)

	Three Months Ended
	March 31,
	2020	2021
(1) Share based compensation expenses:	(unaudited)
Cost of revenues	$1,631	$3,501
Research and development	16,185	23,288
Selling and marketing	4,568	7,442
General and administrative	8,334	12,400
Total share based compensation expenses	30,718	46,631
(2) Amortization	566	599
(3) Acquisition related expenses	939	1,705
(4) Amortization of debt discount and debt issuance costs	5,433	62,345
(5) Sales tax accrual and other G&A expenses (income)	1,974	452
(6) Unrealized gain on equity and other investments	-	(29,513)
(7) Non-operating foreign exchange expenses (income)	(873)	2,590
(8) Provision for income tax effects related to non-GAAP adjustments	-	6,788
Total adjustments of GAAP to Non GAAP	$38,757	$91,597

Wix.com Ltd.
RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended
	March 31,
	2020	2021
	(unaudited)
Gross Profit	$153,917	$188,280
Share based compensation expenses	1,631	3,501
Acquisition related expenses	-	167
Amortization	-	97
Non GAAP Gross Profit	155,548	192,045

Non GAAP Gross margin	72%	63%

	Three Months Ended
	March 31,
	2020	2021
	(unaudited)
Gross Profit - Creative Subscriptions	$141,156	$170,690
Share based compensation expenses	1,322	2,586
Non GAAP Gross Profit - Creative Subscriptions	142,478	173,276

Non GAAP Gross margin - Creative Subscriptions	81%	77%

	Three Months Ended
	March 31,
	2020	2021
	(unaudited)
Gross Profit - Business Solutions	$12,761	$17,590
Share based compensation expenses	309	915
Acquisition related expenses	-	167
Amortization	-	97
Non GAAP Gross Profit - Business Solutions	13,070	18,769

Non GAAP Gross margin - Business Solutions	33%	24%

Wix.com Ltd.
RECONCILIATION OF OPERATING LOSS TO NON-GAAP OPERATING LOSS
(In thousands)

	Three Months Ended
	March 31,
	2020	2021
	(unaudited)
Operating loss	$(38,391)	$(85,655)
Adjustments:
Share based compensation expenses	30,718	46,631
Amortization	566	599
Sales tax accrual and other G&A expenses (income)	1,974	452
Acquisition related expenses	939	1,705
Total adjustments	$34,197	$49,387

Non GAAP operating income (loss)	$(4,194)	$(36,268)

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO NON-GAAP NET INCOME (LOSS) AND NON-GAAP NET INCOME (LOSS) PER SHARE
(In thousands, except per share data)

	Three Months Ended
	March 31,
	2020	2021
	(unaudited)
Net loss	$(39,153)	$(121,752)
Share based compensation expense and other Non GAAP adjustments	38,757	91,597
Non-GAAP net income (loss)	$(396)	$(30,155)

Basic Non GAAP net income (loss) per share	$(0.01)	$(0.54)
Weighted average shares used in computing basic Non GAAP net income (loss) per share	51,838,314	56,280,561

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended
	March 31,
	2020	2021
	(unaudited)
Net cash provided by operating activities	$45,027	$18,488
Capital expenditures, net	(5,075)	(3,849)
Free Cash Flow	$39,952	$14,639

Capex related to future Wix HQ office build-out	483	835
Free Cash Flow, excluding capex related to future Wix HQ office build-out	$40,435	$15,474

Wix.com Ltd.
RECONCILIATION OF BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING AND THE DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING

	Three Months Ended
	March 31,
	2020	2021
	(unaudited)

Basic and diluted weighted average number of shares outstanding	51,838,314	56,280,561
The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:
Stock options	5,481,573	4,845,705
Restricted share units	2,228,786	2,067,705
Convertible Notes (if-converted)	3,104,251	3,969,514
	62,652,924	67,163,485

Wix.com Ltd.
RECONCILIATION OF PROJECTED REVENUES TO PROJECTED COLLECTIONS
(In thousands)

	Three Months Ended		Year Ended
	June 30, 2021		December 31, 2021
	Low	High	Low	High

Projected revenues	308,000	312,000	1,280,000	1,290,000
Projected change in deferred revenues	34,000	40,000	160,000	170,000
Projected Collections	$342,000	$352,000	$1,440,000	$1,460,000